SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2020

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X     Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes      No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

·	Eni: Board of Directors approves hybrid bond issue - October 1, 2020;
·	Eni results for the third quarter and nine months of 2020 - October 28, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: October 31, 2020

Eni: Board of Directors approves hybrid bond issue

Rome, 1 October 2020 – Eni's Board of Directors today approved the possible issue of one or more hybrid subordinated bonds, to be placed with institutional investors, with a value up to a maximum aggregate amount of 5 billion euro, or its equivalent in other currencies, to be issued in one or more tranches by 30 June 2022.

The bonds will enable Eni to pre-fund the future financial needs and to maintain a well- balanced financial structure. The bonds are intended to be listed on one or more regulated markets.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +

80011223456 Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

Rome

October 28, 2020

Eni results for the third quarter and nine months of 2020

Key operating and financial results

IIQ			IIIQ			Nine months
2020			2020	2019	% Ch.	2020	2019	% Ch.
29.20	Brent dated	$/bbl	43.00	61.94	(31)	40.82	64.66	(37)
1.101	Average EUR/USD exchange rate		1.169	1.112	5	1.125	1.124	0
26.51	Brent dated	€/bbl	36.78	55.70	(34)	36.28	57.54	(37)
75	PSV	€/kcm	95	131	(27)	97	175	(45)
2.3	Standard Eni Refining Margin (SERM)	$/bbl	0.7	6.0	(88)	2.2	4.4	(50)
1,729	Hydrocarbon production	kboe/d	1,701	1,888	(10)	1,740	1,854	(6)
(434)	Adjusted operating profit (loss) (a)(b)	€ million	537	2,159	(75)	1,410	6,792	(79)
(807)	E&P		515	2,141	(76)	745	6,589	(89)
130	Global Gas & LNG Portfolio (GGP)		64	69	(7)	427	239	79
73	R&M and Chemicals		21	149	(86)	110	182	(40)
85	Eni gas e luce, Power, Renewables		57	15	280	333	214	56
(714)	Adjusted net profit (loss)(a)(c)		(153)	776		(808)	2,330
(0.20)	per share - diluted (€)		(0.04)	0.22		(0.23)	0.65
(4,406)	Net profit (loss) (c)		(503)	523		(7,838)	2,039
(1.23)	per share - diluted (€)		(0.14)	0.15		(2.19)	0.57
1,148	Net cash before changes in working capital at replacement cost (d)		1,774	2,573	(31)	5,144	9,162	(44)
1,403	Net cash from operations		1,456	2,055	(29)	3,834	8,667	(56)
957	Net capital expenditure (e)(f)		902	1,791	(50)	3,764	5,580	(33)
14,329	Net borrowings before lease liabilities ex IFRS 16		14,525	12,709	14	14,525	12,709	14
19,971	Net borrowings after lease liabilities ex IFRS 16		19,853	18,517	7	19,853	18,517	7
38,839	Shareholders' equity including non-controlling interest		36,533	51,471	(29)	36,533	51,471	(29)
0.37	Leverage before lease liabilities ex IFRS 16		0.40	0.25		0.40	0.25
0.51	Leverage after lease liabilities ex IFRS 16		0.54	0.36		0.54	0.36

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 23.
(b) Due to a new Group-wide structure approved by the management last June to adhere to the decarbonization strategy underway, effective July 1, 2020 the reportable segments of the Company’s financial reporting have been re-designed. As required by international accounting standards, the new segment information is effective as of the beginning of the reporting year with the restatement of the 2019 comparative periods. For more information see page 21.
(c) Attributable to Eni's shareholders.
(d) Non-GAAP measure. Net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses and provisions for extraordinary credit losses and other charges, as well as from the third quarter 2020 considering the high market volatility, changes in fair value of commodity derivatives lacking the formal criteria to be designed as hedges, for which the underlying transactions are expected to occur in future reporting periods.
(e) Include capital contribution to equity accounted entities.
(f) Net of expenditures relating to reserves acquisition, purchase of minority interests and other non-organic items.

Today, Eni's Board of Directors approved the consolidated results for the third quarter and the nine months of 2020 (not subject to audit). Having examined the results, Eni CEO Claudio Descalzi said:

“In a market environment that remains challenging, we are continuing to successfully mitigate the negative impact of this crisis and making progress with our decarbonization strategy. We achieved excellent results during the quarter, clearly exceeding market expectations in the face of a 30% decline in oil and gas prices, and a 90% decline in refining margins. In E&P, even with Brent at 43 $/barrel, we achieved production levels in line with our expectations, and an EBIT of €0.52 billion, double consensus estimates. In a quarter that is traditionally weaker seasonally, the Global Gas & LNG Portfolio has achieved significant results. R&M has shown its resilience in a particularly unfavourable scenario for traditional refining, driven by strong marketing performance, particularly in biofuels, as our two biorefineries allowed us to capture advantageous market opportunities. The growth of gas retail, driven by customer loyalty, and the stable results of the power and oil products marketing, helped to offset the impact of an extremely negative scenario in traditional refining and chemicals. Over the last nine months, thanks to the reduction in capex and costs efficiencies implemented earlier this year, we generated an operating cash flow of over €5 billion, compared to a level of capex equal to €3.8 billion. These results showcase our robust capital structure that has been further strengthened by the two hybrid bond issues of €3 billion made in October, which have allowed us to keep leverage below 30%. Faced with a crisis of unprecedented proportions, Eni has demonstrated great resilience and flexibility. In light of these results, we look forward to a recovery in demand, whilst continuing to pursue our energy transition program.”

Eni’s new organizational structure and segment reporting1

On June 4, 2020, Eni’s Board of Directors established a new organizational structure with two business groups to align with an ongoing strategic shift. The “Natural Resources” business group is responsible for enhancing the upstream oil & gas portfolio in a sustainable manner, focusing also on energy efficiency activities, projects for forests conservation (REDD+) and carbon capture and storage projects. In addition to E&P, this business group comprises the results of the wholesale gas and LNG businesses as well as the activity of environmental clean-up and remediation managed by our subsidiary Eni Rewind. The other business group “Energy Evolution” is responsible for progressing the generation, transformation and retail and marketing businesses from fossil to bio, blue and green products. This business group comprises the results of the Refining & Marketing business, the chemical business managed by Versalis SpA and its subsidiaries, the retail gas and power business managed by Eni gas e luce and the business of producing and selling power from thermoelectric plants and renewable sources.

The new organizational structure is a fundamental step towards the implementation of Eni’s 2050 strategy aimed at leading the market for the supply of de-carbonized products, combining value creation, businesses sustainability and economic and financial robustness.

In re-designing the Group’s segmental information for financial reporting purposes, the management evaluated that the components of the Company whose operating results are regularly reviewed by the CEO (Chief Operating Decision Maker as defined by IFRS 8) to make decisions about the allocation of resources and to assess performances would continue being the single business units which are comprised in the two newly-established business groups, rather than the two groups themselves. Therefore, in order to comply with the provisions of the international reporting standard that regulates the segment reporting (IFRS 8), the new reportable segments of Eni, substantially confirming the pre-existing setup, are identified as follows:

-	Exploration & Production, which also comprises the economics of the forestry projects (REDD+) and projects for CO2 capture and storage;

-	Global Gas & LNG Portfolio (GGP): engages in the wholesale activity of supplying and selling natural gas via pipeline and LNG, and the international transport activity. It also comprises gas trading activities targeting to both hedge and stabilize the Group commercial margins and optimize the gas asset portfolio;

-	Refining & Marketing and Chemicals: engages in the manufacturing, supply and distribution and marketing activities of oil products and chemical products and also in trading. Oil and products trading activities are designed to perform supply balancing transactions on the market and to stabilize or hedge commercial margins;

-	Eni gas e luce, Power, Renewables: engages in the activities of retail marketing of gas, power and related services, as well as in the production and wholesale marketing of power produced by both thermoelectric plants and from renewable sources. It also comprises trading activities of CO2 emission allowances and of forward sales of power to help stabilize/hedge the clean crack spreads of power;

-	Corporate and Other activities: include the costs of the main business support functions, as well as the results of the Group environmental clean-up and remediation activities performed by the subsidiary Eni Rewind.

Highlights for the third quarter and nine months

Exploration & Production

•	Hydrocarbon production: 1.7 million boe/d in the third quarter 2020, down by 10% compared to the third quarter 2019 (1.74 million boe/d in the nine months, down by 6%).

-	Net of price effects, the decline was due to COVID-19 impacts and related OPEC+ production cuts as well as lower gas demand, mainly in Egypt. Production start-ups/ramp-ups in Algeria and Mexico, a better performance in Nigeria, as well as portfolio contributions in Norway, were partly offset by lower volumes in Libya driven by an expected contractual trigger, lower entitlements/spending and losses due to force majeure, as well as mature field declines.

1 The new Eni segment information including the restatement of the previous reporting periods and the nine months/third quarter 2020 results showing both the new and the previous segmental information is reported on page 21.

-	In the nine months start-ups and ramp-ups added 104 kboe/d mainly in Mexico (ramp-up of Area 1), Algeria (Berkine gas field start-up), Congo (Nenè phase 2B start-up) and Angola (Agogo oilfield start-up).

•	New exploration acreage in the nine months:

-	awarded the operatorship of Block 28 (Eni w.i. 60%) in the Namibe and Benguela basins offshore Angola;

-	awarded to the JV Vår Energi 17 new exploration licenses (7 of which operated) in the three main basins of the Norwegian continental shelf;

-	awarded in Indonesia the West Ganal block (Eni operator, w.i. 40%).

•	Exploration: additions of more than 300 million boe of new resources expected for the full year at approximately 2 $/boe thanks to the successes achieved in the year:

-	increased to 1 billion barrels the oil in place at the Agogo discovery in Block 15/06 (Eni operator, w.i. 36.8%), offshore Angola, following a successful appraisal well;

-	made an oil discovery in the Saasken exploration prospect in Block 10 (Eni operator, w.i. 65%), offshore Mexico. Estimated 200-300 million barrels of oil in place;

-	made a gas and condensate discovery in the exploration prospect Mahani-1 (Eni w.i. 50%), onshore the Sharjah Emirate (UAE), in the Concession B area, just one year after signing the concession agreement;

-	made a gas discovery in the Bashrush prospect (Eni operator, w.i. 37.5%) in the Nile Delta, close to the Nooros and Baltim South West fields. The well was successfully tested delivered a production up to 32 million standard cubic feet per day of gas;

-	made an oil discovery in the South West Meleiha concession (Eni operator, w.i. 100%), in the Western Desert of Egypt, which supported the production ramp-up at the concession up to 12 kboe/d, just one year after the start-up in July 2019;

-	increased reserves estimates to 200-250 billion cubic meters of gas in place and 400-500 million of barrels of condensate in place at the Ken Bau discovery in Block 114 (Eni operator, w.i. 50%), offshore Vietnam;

-	made a gas discovery in the Abu Madi West (Eni operator, w.i. 75%) concession in the Great Nooros Area in the Nile Delta.

•	Path to decarbonization: awarded by the UK Oil and Gas Authority a license for building a carbon storage project in depleted offshore fields located in the Liverpool Bay and the Irish Sea.

•	E&P’s adjusted operating profit of €0.52 billion for the third quarter 2020 increased strongly from the second quarter 2020 loss of €0.81 billion. It was still remarkably down compared to the third quarter of last year (-76%), driven by materially lower hydrocarbon prices and production losses due to the effects of the COVID-19 pandemic on the economy and the energy demand (adjusted operating profit of €0.75 billion in the nine months, down by 89% y-o-y).

Global Gas & LNG Portfolio

•	GGP’s adjusted operating result: €64 million in the third quarter, down by 7% compared to the same period of 2019 due to an unfavourable trading environment. In the nine months, adjusted operating profit was €0.43 billion, up by 79% compared to the same period of 2019 driven by the optimization of the gas and the LNG assets portfolio, leveraging elevated price volatility.

Refining & Marketing and Chemicals

•	Achieved stable run rates at the Gela bio-refinery with throughputs 60% higher than budgeted.

•	Restarted and upgraded the Crescentino plant for the production of a bioethanol disinfectant from corn glucose syrup, based on the formulation provided by the WHO for a medical application; restarted the biomass power plant for renewable electricity generation.

•	In July 2020, Versalis finalized the acquisition of a 40% interest in Finproject, a company engaged in the production of high-performance polymers, increasing exposure to products more resilient to the volatility of the chemicals scenario.

•	Versalis signed an agreement with COREPLA (National Consortium for the Collection, Recycling and Recovery of Plastic Packaging) to develop effective solutions to reutilize plastics applying Eni’s expertise in the fields of gasification and chemical recycling by means of pyrolysis.

•	Versalis signed an agreement with Forever S.p.A., a leading Italian company in the recovery and recycling of post-consumer plastic to develop and market a new range of solid polystyrene products made from recycled packaging.

•	R&M’s adjusted operating profit of €74 million in the third quarter, down by 66% y-o-y, was affected by a significantly depressed scenario affected by the crisis of fuels demand due to the COVID-19 pandemic, resulting in products crack spreads at multi-year lows, reduced refinery runs and lower sales volumes, in an overcapacity context and high inventory levels. Instead, bio-refineries performed strongly due to the ramp-up of the Gela plant with increasing volumes to satisfy growing demand needs. In the nine months 2020, adjusted operating profit of €294 million was down by 10% from the same period of the previous year.

•	Chemicals’ adjusted operating result: the third quarter result improved y-o-y (up by 24%) thanks to a moderate recovery in demand and better plant performance. In the nine months, the result (down by 28% y-o-y) was negatively affected by a significant drop in commodity demand due to the global downturn.

Eni gas e luce, Power, Renewables

•	Acquired a 20% interest in Tate s.r.l., a start-up operating in the activation and management of electricity and gas contracts through digital solutions.

•	Launched a strategic partnership with OVO targeting the residential market in France to raise customer awareness for a responsible use of energy and access to zero-emission technologies leveraging digitalization.

•	Increased the customer base in the gas & power retail market by adding 120,000 delivery points from the end of 2019 (up by 1.3%) due to growth in Italy and in other markets in Europe, notwithstanding the pandemic impact.

•	Expansion of the generation capacity in renewable energies: as of September 30, 2020, reached an installed capacity of 276 MW (up by 102 MW compared to December 31, 2019).

•	Closed in the U.S.A. the acquisition from Falck Renewables of a 49% stake in five operating photovoltaic plants (for a total installed capacity of 56.6 MW net to Eni), including storage capacity.

•	Within the partnership with Falck Renewables to develop joint activities in the USA, Eni signed, through its subsidiary Novis Renewables Holdings (Eni’s interest 49%), an agreement with Building Energy SpA to acquire Building Energy Holdings US (BEHUS) managing 62 MW of wind and solar capacity fully in operation in the U.S.A. and a pipeline of wind projects of up to 160 MW. Production from already in operation BEHUS assets is expected to avoid over 93 ktons of CO2/y.

~~•~~	Acquired from Asja Ambiente three wind projects for a total capacity of 35.2 MW expected to produce approximately 81 GWh/y, avoiding around 33 ktons of CO2/y.

•	Started in July a photovoltaic plant at Volpiano (total capacity of 18 MW), with an expected production of 27 GWh/y, avoiding 370 ktons of CO2 emissions over the service life of the plant.

•	EGL, Power, Renewables’ adjusted operating result: €57 million in the third quarter of 2020, an almost fourfold increase compared to the same period of 2019 (€333 million in the nine months of 2020, up by 56% from the same period of 2019). The positive performance leveraged on solid and growing results reported by the retail business, despite lower seasonal sales and the COVID-19 impact on demand and counterparty risk.

ESG performance

•	Positive assessment of our ESG (Environmental, Social and Governance) performance made by institutions including MSCI, CDP, Sustainalytics, Vigeo, Bloomberg ES and from the Transition Pathways Initiative, confirming the company's leading focus on sustainability.

•	Confirmed in the FTSE4Good Developed markets and this year in the ESG iTraxx index.

Group results

Results were significantly impacted by the combined effects of the economic downturn due to COVID-19 that suppressed energy demand and caused oversupplied markets. The third quarter performance showed a noticeable improvement over the previous quarter due to a better balance in oil market fundamentals, against the backdrop of a slow economic recovery and uncertainties about the containment of the pandemic with repercussions on travel.

•	Adjusted operating profit of €0.54 billion in the third quarter 2020 increased significantly from the second quarter 2020 loss (up by €1 billion). Compared to the year-ago quarter, the quarterly performance (down by 75%) was materially hit by the downturn in energy demand driven by the COVID-19 pandemic. In the nine months of 2020, adjusted operating profit was €1.41 billion (down by 79% compared to same period of 2019).

Net of scenario effects of -€1.6 billion in the quarter (-€5.1 billion in the nine months) and the operational effects of COVID-19 for -€0.3 billion (-€0.8 billion in the nine months)2, the underlying performance was a positive €0.3 billion in the quarter (+€0.5 billion in the nine months).

•	Adjusted net result: adjusted net loss at €0.15 billion in the third quarter and €0.81 billion in the nine months.

•	Net result: the Group reported a net loss of €0.5 billion in the third quarter of 2020, negatively impacted by lack of recognition of deferred tax assets for losses of the period. In the nine months, the net loss was €7.84 billion due to the recognition of pre-tax impairment losses at non-current assets for €2.75 billion mainly relating to oil and gas assets and refinery plants, due to a revised outlook for oil and natural gas prices and product margins, an inventory loss of €1.4 billion due to the alignment of the book value to current market prices, as well as by the write-off of deferred tax assets (€0.8 billion).

•	Adjusted net cash before changes in working capital at replacement cost: €5.14 billion in the nine months of 2020, down by 44% versus the nine months of 2019 (€1.77 billion in the third quarter 2020, down by 31%) driven by negative scenario effects for approximately -€4.8 billion, including the impact of dividends from equity accounted entities, operational impacts associated with the COVID-19 for -€0.9 billion, while the underlying performance was a positive €1.7 billion.

•	Net cash from operations: €3.83 billion in the nine months, down by 56% from the nine months 2019.

•	Net investments: €3.76 billion, down by 33% due to the curtailment of the capex plan adopted since March 2020, fully funded by the adjusted cash flow.

•	Net borrowings: €19.85 billion (€14.53 billion when excluding lease liabilities), up by €2.7 billion from December 31, 2019.

2 They comprise a reduction in hydrocarbon production due to capex cut and lower global gas demand, lower offtakes at LNG supply in Asia, lower production sale volumes in R&M and Chemicals, higher allowances for doubtful accounts due to an expected deterioration in the counterparty risk.

•	Leverage: 0.40, before the effect of IFRS 16, higher than the ratio at December 31, 2019 (0.24) and at June 30, 2020 (0.37). Including IFRS 16, leverage was 0.54.

•	On October 6, 2020 two hybrid bonds were successfully issued, rising an overall financing of €3 billion. The proforma leverage as of September 30, 2020 including this issuance as equity instruments would be 0.29.

Outlook 2020

Management expects the fourth quarter to be in line with the business trends recorded in the just-ended quarter, which featured high volatility in energy commodity prices due to an uncertain and uneven economic recovery. Possible downside risks. The fundamentals of the oil market are anticipated to remain weak due to continuing oversupply, high global inventory levels and a sluggish pace in demand growth due to a complex pandemic situation which is weighing on economic activity, trade and travel. The same trends are expected in the other business segments. The Brent price is estimated at approximately 40 $/barrel for the year; PSV gas price at 3 $/mmBTU; SERM margin at 2.4 $/barrel. In 2021, expected a rebound in energy demand.

During the year 2020, in response to an unprecedented crisis for the oil industry due to the fall in energy demand caused by the COVID-19 pandemic and continued pressure on product prices, Eni’s management has repeatedly reviewed business plans and operating schedules to adapt the business to the current challenges, defining a set of actions and initiatives designed to strengthen liquidity and the robustness of the balance sheet, to preserve profitable operations and increase the portfolio resilience to the scenario, without impairing the Company's ability to grow as soon as macro-economic conditions improve, while accelerating the low-carbon evolution of the business.

The initiatives already announced and implemented comprise:

•	Assumed a more conservative oil scenario with a LT Brent at 60 $/barrel in real terms 2023 (compared to the previous projection of 70 $/barrel) to reflect the possible structural effects of the pandemic on oil demand and the strong "green" footprint of the economic measures for the recovery launched by various countries and the EU, which could possibly accelerate the pace of the transition to a low-carbon economy. Recognized €2.75 billion of plants impairment losses due to the changed price assumptions;

•	Launched a new Company structure to align the shape of the business with the transformation being implemented by Eni aimed at leading the market for the supply of decarbonized products and at achieving a more balanced portfolio, featuring less exposure to the volatility of hydrocarbon prices;

•	Defined a new shareholder remuneration policy aligned to the current market conditions, characterized by high volatility and depressed oil and gas prices, which provides an annual dividend consisting of a floor amount currently set at €0.36 per share, when the annual Brent is at least 45 $/barrel, and a growing variable component which will increase when the Brent price grows up to 60 $/barrel, beyond which the buy-back plan will be reactivated. The floor amount will increase depending on the results of the Company’s growth strategy and will be reviewed every year. The floor dividend will be paid in 2020 notwithstanding today’s forecast of an annual average Brent price of 40 $/barrel: one third of that amount has been paid in September as interim dividend.

Management is currently executing on several initiatives which comprise:

•	In 2020, investment optimizations of €2.6 billion (for a total reduction of 35% compared to the original plans); cost optimizations of €1.4 billion. Expected annual capex level at €5.2 billion (on a constant exchange rate);

•	In 2021 planned cost reductions of €1.4 billion and lower investments of €2.4 billion;

•	2020-2021 capex optimizations almost fully focused in the E&P segment. Higher investments expected for 2022-2023 for an overall amount of €800 million targeting growth at the green businesses (bio-refineries, renewables and retail customers expansion);

•	Confirmed 2020 production target within the range of 1.72-1.74 mboe/d including OPEC+ cuts, in line with what previously announced, based on capex curtailments in response to the COVID-19 crisis, the reduction of worldwide gas demand (also partly related to the pandemic) and the extension of force majeure in Libya until the end of September 2020. Reviewed the target production profile of 2023 to approximately 2 million boe/d;

•	Advanced agreements this year on gross disposals of around €1 billion;

•	At management’s assumption of an average Brent price of 40 $/bbl for the FY 2020, expected adjusted cash flow before working capital changes of €6.5 billion, which will enable the Company to fund the expected capex for 2020. Compared to the initial guidance of €11.5 billion at a Brent price of 60 $/barrel, the shortfall is attributable to lower hydrocarbon prices (for a total effect of approximately -€4.5 billion) and COVID-19 impact (approximately -€1.7 billion), offset by opex savings and a better performance for €1.2 billion;

•	Sensitivity of the cash flow to movements in crude oil prices: estimated approximately €170 million of cash flow variation for each one-dollar change in the Brent crude oil prices and commensurate changes in gas prices applicable to deviation in a range of 5-10 $/bbl from the base-case scenario, also assuming no further management initiatives and excluding effects on dividends from equity accounted entities;

•	Revision of the 2020 guidance for adjusted EBIT of the mid-downstream: GGP is expected at €0.2 billion, while R&M (including the pro-forma Eni’s share of ADNOC refining and trading results), Versalis, the gas and power retail business and the power production business are expected to earn more than €0.3 billion, down from the previous overall guidance €0.8 billion mainly due to a deteriorated refining scenario, assuming SERM refining margin of 2.7 $/bbl on average in the fourth quarter;

•	Liquidity: Eni is well equipped to withstand the downturn leveraging on the resilience of its portfolio of conventional oil and gas properties with low break-even prices and a robust financial framework. At September 30, 2020, the Company can count on a liquidity reserve of approximately €17.4 billion, consisting of €6.88 billion of cash and cash equivalents, €5.61 billion of readily disposable securities, €0.35 billion of short-term financing receivable and €4.56 billion of committed undrawn credit facilities.

Business segments operating results

Exploration & Production

Production and prices

IIQ			IIIQ			Nine months
2020			2020	2019	% Ch.	2020	2019	% Ch.
	Production
853	Liquids	kbbl/d	817	893	(9)	854	882	(3)
4,653	Natural gas	mmcf/d	4,694	5,379	(13)	4,705	5,256	(11)
1,729	Hydrocarbons (a)	kboe/d	1,701	1,888	(10)	1,740	1,854	(6)
	Average realizations
24.24	Liquids	$/bbl	39.64	56.90	(30)	35.55	59.34	(40)
3.40	Natural gas	$/kcf	3.44	4.49	(23)	3.71	4.99	(26)
21.56	Hydrocarbons	$/boe	29.06	40.99	(29)	28.03	43.57	(36)

(a) Effective January 1, 2020, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,310 cubic feet of gas (it was 1 barrel of oil = 5,408 cubic feet of gas). The effect on production has been 16 kboe/d in the third quarter and nine months 2020. Data of the previous 2020 quarters have been restated accordingly.

•	In the third quarter of 2020, oil and natural gas production averaged 1.7 million boe/d (1.74 million boe/d in the nine months), a decrease of 10% compared to the third quarter of 2019 (down by 6% from the nine months). Net of price effects, the decline was due to COVID-19 effects and related OPEC+ production cuts as well as lower gas demand, mainly in Egypt. Production start-ups/ramp-ups in Algeria and Mexico, better contribution of Nigeria, as well as portfolio contributions in Norway, were partly offset by the lower volumes in Libya driven by an anticipated contractual trigger, lower entitlements/spending and force majeure, as well as mature field declines. In the nine months the results were supported by better field performance in Kazakhstan.

•	Liquids production was 817 kbbl/d, down by 9% from the third quarter 2019 (854 kbbl/d in the nine months, down by 3% compared to the same period of 2019). The reduction in Libya and Kazakhstan, the effect of OPEC+ cuts as well as the mature fields decline are partly offset by production growth in Mexico due to the ramp-up of Area 1, Angola for the start-up of Agogo, Congo due to the Nenè phase 2B start-up and Algeria, as well as the contribution from portfolio activities.

•	Natural gas production amounted to 4,694 mmcf/d in the period, decreased by 685 mmcf/d or by approximately 13% y-o-y (4,705 mmcf/d in the nine months, down by 11%). Lower production in Libya and the impact of lower natural gas demand in certain areas (mainly in Egypt), as well as LNG demand were partly offset by the growth in Nigeria due to increasing activity and Algeria due to the start-up of the Berkine gas project.

Results

IIQ		IIIQ			Nine months
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
(2,393)	Operating profit (loss)	514	2,162	(76)	(1,164)	6,587	..
1,586	Exclusion of special items	1	(21)		1,909	2
(807)	Adjusted operating profit (loss)	515	2,141	(76)	745	6,589	(89)
(54)	Net finance (expense) income	(102)	(119)		(271)	(322)
102	Net income (expense) from investments	58	50		101	198
45	of which: - Vår Energi	37	(27)		45	38
(26)	Income taxes	(402)	(1,267)		(1,079)	(3,857)
(785)	Adjusted net profit (loss)	69	805	(91)	(504)	2,608	..
	Results also include:
261	Exploration expenses:	26	69	(62)	462	375	23
45	- prospecting, geological and geophysical expenses	43	66		143	212
216	- write-off of unsuccessful wells	(17)	3		319	163
760	Capital expenditure	673	1,559	(57)	2,691	5,221	(48)

•	In the third quarter of 2020, the Exploration & Production adjusted operating profit of €515 million rebounded significantly from the previous quarter loss of approximately €800 million, driven by a partial recovery in the pricing environment with the Brent crude oil price of 43 $/barrel on average vs. 29 $/barrel in the previous quarter. Instead, the comparison with the corresponding period a year ago down by 76% was negatively affected by a depressed oil scenario due to the COVID-19 pandemic which impacted economic activity and travel leading to both reduced hydrocarbons realized prices (down by 29% on average) and lower production. Particularly, lower sales volumes were driven by capex optimizations intended to preserve the Company’s cash flows, the production cuts implemented by the OPEC+ agreement and falling gas demand with more pronounced effects in certain geographies (e.g. Egypt).

•	In the nine months of 2020, adjusted operating profit was €745 million, down by €5.84 billion y-o-y, or 89%. Approximately €5.1 billion of the EBIT contraction was driven by a sharply deteriorated pricing scenario in all the geographies particularly in the second quarter which was the hardest hit by the downturn, as well as the negative impacts associated with COVID-19. Furthermore, the result of the period was affected by a loss incurred in reselling the gas entitlements of a Libyan partner, which were marketed in Europe. This resale price is excluded from the calculation of Eni’s average realized gas prices because Eni’s realized prices are calculated only with reference to equity production.

Unfavorable volume/mix effects as previously discussed and bigger write-off expenses relating to unsuccessful exploration wells also negatively affected the nine-months performance and were partly offset by operating expense savings.

•	The segment reported an adjusted net loss of €504 million in the nine months 2020 (it was a profit of €69 million in the quarter) due to lower results accrued at the equity-accounted entities, mainly Eni’s share of results at Angola LNG (a reduction of €74 million in the nine months) driven by a significantly deteriorated trading environment.

•	The adjusted tax rate in the nine months was negatively and materially affected by a worsening scenario that reduced the business capacity to recognize deferred tax assets on the losses of the period, due to the projection of lower future taxable income, also determining the concentration of positive pre-tax results in countries with higher taxation and on the other hand exacerbated the impact of certain trends such as the non-deductibility/non-recoverability of some cost items (such as costs relating to the exploration phase of new licenses). Furthermore, the tax rate was negatively affected by a tax dis-optimization due to the fact that a loss incurred at reselling the gas entitlements of a Libyan partner was a non-deductible tax item.

For the disclosure on business segment special charges, see page 15.

Global Gas & LNG Portfolio

Sales

IIQ			IIIQ			Nine months
2020			2020	2019	% Ch.	2020	2019	% Ch.
75	PSV	€/kcm	95	131	(27)	97	175	(45)
57	TTF		82	108	(24)	81	146	(45)
	Natural gas sales	bcm
9.13	Italy		10.55	8.73	21	28.65	29.27	(2)
3.80	Rest of Europe		4.27	6.17	(31)	14.74	19.90	(26)
0.98	of which: Importers in Italy		0.79	1.11	(29)	2.73	3.23	(15)
2.82	European markets		3.48	5.06	(31)	12.01	16.67	(28)
0.92	Rest of World		1.16	1.93	(40)	3.03	6.63	(54)
13.85	Worldwide gas sales (*)		15.98	16.83	(5)	46.42	55.80	(17)
2.00	of which: LNG sales		2.10	2.50	(16)	6.60	7.40	(11)

(*) Data include intercomapny sales.

•	In the third quarter 2020 natural gas sales of 15.98 bcm decreased by 5% compared to the same period of 2019 (46.42 bcm in the nine months, down by 17% vs. the comparative period), due to the lower volumes lifted from certain long-term gas supply contracts. In the nine months of 2020 natural gas sales decreased by 17% y-o-y based on the same trends of the quarter and on a greater impact by economic downturn driven by the COVID-19 situation, which mainly impacted volumes lifted at the industrial and the thermoelectric sectors, as well as at the main European countries of presence.

Results

IIQ		IIIQ			Nine months
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
62	Operating profit (loss)	(205)	(80)	..	(42)	150	..
68	Exclusion of special items	269	149		469	89
130	Adjusted operating profit (loss)	64	69	(7)	427	239	79
	Net finance (expense) income					1
(4)	Net income (expense) from investments	2	(17)		(11)	(24)
(71)	Income taxes	(3)	(14)		(126)	(66)
55	Adjusted net profit (loss)	63	38	66	290	150	93
2	Capital expenditure	1	4	(75)	8	8

•	In the third quarter 2020, the Global Gas & LNG Portfolio segment reported an adjusted operating profit of €64 million, down by 7% compared to the same period of 2019 due to an unfavourable gas and LNG trading environment, the effects of which were partly offset by the positive outcome of a contract settlement in the LNG business.

In the nine months of 2020, the Global Gas & LNG Portfolio segment reported an adjusted operating profit of €427 million, up by 79% compared to the same period of 2019, due to the optimization of the gas and the LNG assets portfolio leveraging high price volatility and on contracts’ flexibility, as well as to a favourable outcome of an LNG contract renegotiation closed in the third quarter. These positive trends more than offset the lower performance at the gas business negatively affected by a contraction in gas demand at the main European markets due to the COVID-19 pandemic mainly in the second quarter of 2020, being the height of the crisis.

For the disclosure on business segment special charges, see page 15.

Refining & Marketing and Chemicals

Production and sales

IIQ			IIIQ			Nine months
2020			2020	2019	% Ch.	2020	2019	% Ch.
2.3	Standard Eni Refining Margin (SERM)	$/bbl	0.7	6.0	(88)	2.2	4.4	(50)
3.15	Throughputs in Italy	mmtonnes	3.68	5.65	(35)	10.89	15.84	(31)
0.50	Throughputs in the rest of Europe		0.61	0.61		1.66	1.40	19
1.69	Throughputs in the Middle East (ADNOC Refining 20%)		1.82	1.45	26	4.93	1.45	..
5.34	Total throughputs		6.11	7.71	(21)	17.48	18.69	(6)
60	Average refineries utilization rate	%	69	94		68	89
188	Bio throughputs	ktonnes	151	85	78	527	185	..
66	Average bio refineries utilization rate	%	53	38		62	44
	Marketing
1.32	Retail sales in Europe	mmtonnes	2.02	2.19	(8)	4.98	6.23	(20)
0.89	Retail sales in Italy		1.41	1.53	(8)	3.42	4.39	(22)
0.43	Retail sales in the rest of Europe		0.61	0.66	(8)	1.56	1.84	(15)
23.9	Retail market share in Italy	%	23.0	23.7		23.4	23.7
1.75	Wholesale sales in Europe	mmtonnes	2.21	2.83	(22)	6.04	7.66	(21)
1.16	Wholesale sales in Italy		1.58	2.07	(24)	4.25	5.75	(26)
0.59	Wholesale sales in the rest of Europe		0.63	0.76	(17)	1.79	1.91	(6)
	Chemicals
1.02	Sales of petrochemical products	mmtonnes	1.10	1.09	1	3.01	3.24	(7)
60	Average plant utilization rate	%	66	68		61	68

•	In the third quarter of 2020, the Standard Eni Refining Margin reported unprofitable values (0.7 $/barrel the average quarterly level, down by almost 90% from the third quarter of 2019; 2.2 $/barrel the average of nine-months period, down by 50% vs. the comparative period) driven mainly by lower crack spreads of gasoil, due to an ongoing weak fuels demand with consumption levels severely hit by the pandemic which affected economic activity and travel, against a backdrop of overcapacity and high inventory levels. The weak scenario was exacerbated by a recovery in the cost of the oil feedstock, which was supported in the quarter by implementation of production cuts resolved by the OPEC+ agreement. Refining margins were also penalized by the shrinking spread between sour crudes like the Ural vs. light-sweet crudes, such as the Brent, for the lower availability of sour crudes due to OPEC+ cuts (the Ural actually traded at premium vs. the Brent of +0.4 $/barrel on average in the quarter), which resulted in low margins of conversion plants.

•	Eni refining throughputs on own account were 6.11 mmtonnes in the third quarter 2020, down by 21% vs. the comparative period, including ADNOC Refining throughputs, effective since August 1, 2019, following the closing of acquisition. Throughputs at Eni’s refineries in Italy declined by 35% in the quarter and by 31% in the nine months of 2020, in response to a sharply depressed refining scenario, as consequence of demand backdrop due to the pandemic.

•	In the third quarter 2020, bio throughputs were a bright spot with 151 ktonnes, significantly higher than the same period of 2019, due to the start-up of the Gela bio-refinery in August 2019 and higher performance at the Venice plant. In the nine months of 2020, bio throughputs were 527 ktonnes, increasing for the aforementioned drivers as the quarter.

•	In the third quarter 2020, retail sales in Italy were 1.41 mmtonnes, down by 8%. The decline was driven by lower consumption due to the pandemic effects with negative impacts also in the third quarter, while the performance in the nine-months period (3.42 mmtonnes in the nine months; down by 22%) was determined by the lockdown measures imposed in the second quarter, during the pandemic peak. The market share for the third quarter was 23% (23.7% in the third quarter 2019).

•	In the third quarter of 2020, wholesale sales in Italy were 1.58 mmtonnes, down by 24% y-o-y (4.25 mmtonnes in the nine months; down by 26% vs. the comparative period), driven by a weak industrial activity and particularly by lower sales of jet fuel to the airline sector, which was the hardest hit by the pandemic.

•	In the third quarter of 2020, retail sales in the rest of Europe of 0.61 mmtonnes decreased by 8% y-o-y, driven by lower volumes marketed, due to the pandemic, which negatively affected also the third quarter, while in the nine months (1.56 mmtonnes, down by 15% compared to the same period of 2019) were affected by the lockdown measures imposed in the second quarter, during the pandemic peak.

•	In the third quarter, wholesale sales in the rest of Europe were 0.63 mmtonnes, down by 17% vs. the same period of 2019, in particular, main reductions were reported in Spain, Austria and Switzerland, mainly due to lower consumptions of gasoil. In the nine months sales amounted to 1.79 mmtonnes, down by 6% from the comparative period.

•	Sales of petrochemical products were 1.1 mmtonnes in the third quarter, substantially in line with the same period of 2019, driven by higher volumes of intermediates due to higher product availability, styrenics, particularly in the appliance and packaging sector, and elastomers. The 7% reduction reported in the nine months reflects lower volumes sold due to weaker demand at the main end-markets, particularly the automotive sector, as result of a global economic downturn caused by the COVID-19 pandemic and uncertainties about the strength of the recovery which induced operators to decrease the storage.

•	Petrochemical product margins performed well mainly in the polyethylene segment, despite the ongoing weakness of the end-user demand, driven by lower competitive pressures and a widening spread vs. ethylene, and to a lesser degree, styrenics/elastomers, due to a decrease of feedstock prices.

In the third quarter, the cracker margin reported a significant decrease as a result of the reduction of the main monomers prices; stable on an annual basis due to lower cost of feedstock.

Results

IIQ		IIIQ			Nine months
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
(392)	Operating profit (loss)	(22)	(8)	..	(2,324)	324	..
(321)	Exclusion of inventory holding (gains) losses	30	129		1,400	(315)
786	Exclusion of special items	13	28		1,034	173
73	Adjusted operating profit (loss)	21	149	(86)	110	182	(40)
139	- Refining & Marketing	74	219	(66)	294	326	(10)
(66)	- Chemicals	(53)	(70)	24	(184)	(144)	(28)
1	Net finance (expense) income	1	(18)		(6)	(30)
(19)	Net income (expense) from investments	(61)	2		(90)	9
(14)	of which: ADNOC Refining	(77)	(13)		(109)	(13)
25	Income taxes	(18)	(51)		(55)	(91)
80	Adjusted net profit (loss)	(57)	82	..	(41)	70	..
142	Capital expenditure	138	231	(40)	515	648	(21)

•	In the third quarter of 2020, the Refining & Marketing business reported an adjusted operating profit of €74 million, down by 66% compared to the same period (€294 million in the nine months of 2020, down by 10% compared to the nine months of 2019). The oil-based refining business reported a lower performance due to a depressed refining scenario, negatively affected by the pandemic-induced crisis in fuels demand, resulting in product crack spreads at historic lows, reduced refinery runs, combined with worsening conversion premium, against the backdrop of overcapacity and high levels of inventories. These impacts were partially offset by optimization actions of the industrial setup and by a positive performance of the biorefineries thanks to higher volumes and margins. The marketing business reported an improved performance, both in the retail and wholesale segments, driven by optimization initiatives and efficiency.

•	In the third quarter of 2020, the Chemical business reported an adjusted operating loss of €53 million, an improvement of €17 million compared to the same period of 2019 driven by better sales volumes and a margin recovery, particularly in the polyethylene business. The nine-month period reported an adjusted operating loss of €184 million, €40 million worse than the corresponding period of 2019, driven by sharply lower sales volumes due to weak demand trends in the European economies triggered by the restrictive measures implemented during the COVID-19 pandemic peak, as well as ongoing uncertainties about the strength of the recovery which led operators to postpone purchase decisions. Furthermore, lower sales volumes were negatively affected by reduced product availability due to longer maintenance standstills at the production hubs in response to the COVID-19 emergency (particularly at the steam-cracking of Priolo and Brindisi hub). These trends were offset by a recovery in polyethylene margins, driven by higher demand and lower extra-European imports.

•	Adjusted net loss of €57 million in the third quarter, compared to the net profit of €82 million in the same period of 2019, following a loss related to the investment in ADNOC Refining (a loss of €77 million and €109 million respectively in the quarter and the nine months; immaterial the contribution in the comparative reporting periods), which was negatively affected by a weak margins scenario in the Middle East and planned maintenance activities. In the nine months, adjusted net loss was €41 million (adjusted net profit of €70 million in the same period of 2019).

For the disclosure on business segment special charges, see page 15.

EGL, Power, Renewables

Production and sales

IIQ			IIIQ			Nine months
2020			2020	2019	% Ch.	2020	2019	% Ch.
	EGL
0.88	Retail gas sales	bcm	0.66	0.74	(11)	5.17	6.14	(16)
2.78	Retail power sales	TWh	3.14	2.81	12	9.31	8.15	14
9.55	Retail customers (POD)	mln pod	9.54	9.32	2	9.54	9.32	2
	Power & Renewables
5.60	Power sales in the open market	TWh	6.65	7.37	(10)	18.75	21.42	(12)
4.88	Thermoelectric production		5.43	5.86	(7)	15.77	16.60	(5)
100	Energy production sold from renewable sources	GWh	108	18	..	252	44	..
251	Installed capacity from renewables at period end	MW	276	42	..	276	42	..
78	of which: - photovoltaic	%	80	100		80	100
19	- wind		17			17
3	- installed storage capacity		3			3

•	Retail gas sales amounted to 0.66 bcm in the third quarter of 2020, down by 11% from the third quarter 2019 due to the economic downturn following the pandemic crisis, which impacted sales volumes at small and medium-sized enterprises and the wholesale segment, as well as due to seasonal factors, partly offset by a slight recovery in retail consumptions. In the nine months 2020, retail gas sales amounted to 5.17 bcm, down by 16% vs. the comparative period, mainly due to lower volumes marketed to small and medium-sized enterprises and to the retail consumers.

•	Retail power sales were 3.14 TWh in the third quarter of 2020 and 9.31 TWh in the nine months, increasing by 12% and 14% respectively, benefitting from the growth of the retail customers portfolio outside Italy.

•	Power sales in the open market were 6.65 TWh in the third quarter, decreased by 10% due to the economic downturn (18.75 Twh in the nine months; down by 12% from the same period of 2019).

•	Energy production from renewable sources amounted to 108 GWh in the third quarter of 2020, a six-fold increase from the same period of 2019 (252 GWh in the nine months) due to new capacity following the finalization of construction projects mainly in Italy and abroad, as well as the contribution of the US assets acquired in the first quarter of 2020.

•	As of September 30, 2020, the installed capacity from renewables was 276 MW: 80% attributable to photovoltaic plants and 17% attributable to wind farms.

•	Capacity under construction (sanctioned/obtained authorizations) at period end amounted to 170 MW mainly relating to Badamsha 2 (wind project) and Shaulder (photovoltaic project) in Kazakhstan, the three wind farms project in the Southern Italy, acquired by Asja Ambiente Italia, as well as the BEHUS assets, being acquired in the USA.

Results

IIQ		IIIQ			Nine months
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
113	Operating profit (loss)	43	(9)	..	256	99	..
(28)	Exclusion of special items	14	24		77	115
85	Adjusted operating profit (loss)	57	15	280	333	214	56
26	- Eni gas e luce	39	(4)	..	222	162	37
59	- Power & Renewables	18	19	(5)	111	52	..
(1)	Net finance (expense) income				(1)
(1)	Net income (expense) from investments	(3)	(1)		4	7
(27)	Income taxes	(15)	(5)		(102)	(66)
56	Adjusted net profit (loss)	39	9	..	234	155	51
70	Capital expenditure	63	88	(28)	204	221	(8)

•	In the third quarter of 2020 the retail gas and power business, managed by Eni gas e luce, reported a solid and growing performance (adjusted operating profit increased by €43 million vs. the quarter 2019; up by €60 million in the nine months) notwithstanding reduced sales due to lower consumption following the economic downturn and higher provisions for impairment losses at trade receivables in line with an expected deterioration in the counterparty risk. The performance was supported by commercial and efficiency initiatives, the contribution of extra-commodity business in Italy and by the development of the business in France and Greece. The Power & Renewables business reported an adjusted operating profit of €18 million (unchanged) and €111 million (up by €59 million) in the third quarter and in the nine months, respectively, benefitting from optimizations of assets portfolio and higher margins.

For the disclosure on business segment special charges, see page 15.

Group results

IIQ		IIIQ			Nine months
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
8,157	Sales from operations	10,326	16,686	(38)	32,356	53,666	(40)
(2,680)	Operating profit (loss)	220	1,861	(88)	(3,555)	6,610	..
(183)	Exclusion of inventory holding (gains) losses	(7)	109		1,387	(237)
2,429	Exclusion of special items (a)	324	189		3,578	419
(434)	Adjusted operating profit (loss)	537	2,159	(75)	1,410	6,792	(79)
	Breakdown by segment:
(807)	Exploration & Production	515	2,141	(76)	745	6,589	(89)
130	GGP	64	69	(7)	427	239	79
73	Refining & Marketing and Chemicals	21	149	(86)	110	182	(40)
85	EGL, Power, Renewables	57	15	280	333	214	56
(135)	Corporate and other activities	(84)	(144)	42	(423)	(399)	(6)
220	Impact of unrealized intragroup profit elimination and other consolidation adjustments	(36)	(71)		218	(33)

(4,406)	Net profit (loss) attributable to Eni's shareholders	(503)	523		(7,838)	2,039
(127)	Exclusion of inventory holding (gains) losses	(5)	77		986	(167)
3,819	Exclusion of special items (a)	355	176		6,044	458
(714)	Adjusted net profit (loss) attributable to Eni's shareholders	(153)	776		(808)	2,330

(a) For further information see table “Breakdown of special items”.

Adjusted results

•	In the third quarter of 2020, the Group reported an adjusted operating profit of €537 million, down by €1.6 billion from the same period of 2019. Net of scenario effects of -€1.6 billion and the negative impacts associated with COVID-19 of €0.3 billion[3], the underlying performance was positive for €0.3 billion, due to the drivers disclosed in the business segments review.

•	In the nine months of 2020, the Group’s adjusted operating profit of €1,410 million was approximately €5.38 billion lower than the nine months of 2019. Net of scenario effects of -€5.1 billion and the negative impacts associated with COVID-19 of €0.8 billion[3], the underlying performance was positive for €0.5 billion, due to the drivers disclosed in the business segments review.

•	Adjusted net result was a loss of €153 million and €808 million in the third quarter and the nine months of 2020, respectively, due to a weaker operating performance and to lower results at equity-accounted JVs and associates due to a deteriorated macroeconomic backdrop as well as a significantly increased tax rate.

Analysis of Group’s tax rate

•	In the nine months of 2020, the Group's tax rate recorded a disproportionate value, with accrued income taxes being more than 100% of pre-tax profit due to a depressed pricing scenario which, on the one hand, determined higher relative weight of certain transactions and therefore higher distortive effects of certain tax items than in the past, on the other hand limited the Company’s ability to recognize deferred tax assets for current losses. In particular, the Group tax rate was negatively affected by the following trends:

-	the incurrence of non-deductible expenses and losses, because their tax recognition depends on the achievement of certain project milestones (such as a project FID) like in the case of explorations expenses or because they related to intercompany losses as in the case of the one incurred in connection with the resale of the gas entitlements of a Libyan partner; those impacts under normal scenarios are strongly mitigated;

-	inability to recognize tax-losses carryforwards in certain jurisdictions due to lack of sufficient future taxable profits against which offset deferred tax assets as required by IFRS 12;

-	the recognition of current income taxes on intercompany dividend distribution which created a mismatch due to absence of pre-tax profit at Group level (intercompany dividends are eliminated in the consolidation process).

3 They comprise a reduction in hydrocarbon production due to capex cut and lower global gas demand, lower offtakes at LNG supply in Asia, lower production sale volumes in R&M and Chemicals, higher allowances for doubtful accounts due to an expected deterioration in the counterparty risk.

Net of these transactions, the Group’s normalized tax rate would come at 72% reflecting the high impact in the Eni’s portfolio of PSA oil contracts that have tax rates less sensitive to oil prices.

(€ million)	Nine months 2020
	reported (ex-special items)	costs, losses and non-deductible exploration items	amounts of deferred tax assets not recognized on losses for the period	tax accrued on intercompany dividends	normalized tax rate
Pre-tax profit	628	692			1,320
Accrued income taxes	1,431		(354)	(130)	947
Tax rate	n.s.				72%

Special items

The breakdown of special items of operating profit by segment (a net charge of €3,578 million in the nine months and €324 million in the quarter) is the following:

•	E&P: net charges of €1,909 million in the nine months (€1 million in the quarter) related mainly to impairment losses recorded at oil and gas properties in production or under development (€1,657 million, totally related to the first half) following an impairment review of all oil&gas CGUs, driven by a downward revision to management’s expectations for crude oil prices in the long-term, which were reduced to 60 $/barrel and the associated curtailments of expenditures in the years 2020-2021 with the re-phasing of a number of projects, in order to preserve cash generation. The main impairment losses were recorded at CGUs in Italy, the USA, Algeria, Turkmenistan and Congo. Other special items included: an allowance for doubtful accounts relating a barrel-denominated receivable to align its carrying value to current value (€108 million in the nine months of 2020), risk provisions (€107 million in the nine months);

•	GGP: net charges of €469 million in the nine months of 2020 (€269 million in the quarter) included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (€469 million and €318 million in the nine months of 2020 and in the quarter, respectively); the reclassification to adjusted operating profit of the negative balance of €100 million (negative of €93 million in the quarter) related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables; and charge given by the difference between the change in gas inventories accounted under the weighted-average cost method provided by IFRS and management’s own measure of inventories which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (€43 million in the quarter and €95 million in the nine months);

•	R&M and Chemicals: net charges of €1,034 million in the nine months (€13 million in the quarter) relating mainly to impairment losses at refineries (€1,004 million, mainly related to the first half) driven by a reviewed outlook for refining margins due to lower expectation on products spreads and the appreciation of medium-sour crude oil compared to the light-sweet crude oil. Other special items relate to environmental charges (€13 million and €74 million in the third quarter and the nine months of 2020, respectively), as well as the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be eligible for the own use exemption (gain of €27 million and €125 million in the quarter and in the nine months of 2020, respectively);

•	EGL, Power, Renewables: net charge of €77 million (€14 million in the quarter) included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (charges of €45 million and gain of €14 million in the nine months of 2020 and in the third quarter, respectively) and provision for redundancy incentives (€27 million and €26 million in the nine months and in the quarter, respectively).

Special items of investment in the nine months include: (i) charges of €703 million relating to the JV Vår Energi, driven by impairment losses recorded at oil&gas assets due to a revised oil price outlook. A special charge was also recorded in connection with accrued currency translation differences at finance debt denominated in a currency other than the reporting currency for which the reimbursement cash outflows are expected to be matched by highly probable cash inflows from the sale of production volumes, in the same currency as the finance debt as part of a natural hedge relationship; (ii) a loss of €246 million relating to non-current assets impairment losses driven by a reviewed scenario of refining margins and the alignment of raw material and products inventories to their net realizable values at period end at ADNOC Refining; (iii) charges of €252 million relating to Saipem.

Reported results

In the nine months of 2020, the Group reported a net loss attributable to Eni’s shareholders of €7,838 million compared to a net profit of €2,039 million reported in the same period of the previous year due to an operating loss of approximately €3.6 billion. In addition to the drivers described in the review of the Company’s business segments, the operating performance was negatively affected by the recognition of impairment losses of €2.75 billion mainly taken at oil&gas assets and refineries, driven by the revision of the scenario for Brent prices and margins and by the impact of falling oil and product prices on inventories evaluation, which were aligned to their net realizable values at period end (resulting in an operating charge of €1.4 billion). The Group incurred losses of €1.32 billion at joint ventures and other industrial investments which were negatively affected by the same market and industrial trends as operated activities, as well as to impairment losses of tangible assets and inventories valuation allowance.

Finally, the net result was negatively affected by the write-off of deferred tax assets driven by projections of lower future taxable income (€0.8 billion).

Net borrowings and cash flow from operations

IIQ		IIIQ			Nine months
2020	(€ million)	2020	2019	Change	2020	2019	Change
(4,405)	Net profit (loss)	(501)	524	(1,025)	(7,833)	2,044	(9,877)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
4,970	- depreciation, depletion and amortization and other non monetary items	1,860	1,962	(102)	10,165	6,246	3,919
(1)	- net gains on disposal of assets	(2)	(18)	16	(6)	(44)	38
1,245	- dividends, interests and taxes	658	1,483	(825)	2,624	4,666	(2,042)
3	Changes in working capital related to operations	(74)	(438)	364	614	(972)	1,586
172	Dividends received by equity investments	85	72	13	413	1,227	(814)
(334)	Taxes paid	(352)	(1,220)	868	(1,424)	(3,736)	2,312
(247)	Interests (paid) received	(218)	(310)	92	(719)	(764)	45
1,403	Net cash provided by operating activities	1,456	2,055	(599)	3,834	8,667	(4,833)
(978)	Capital expenditure	(889)	(1,899)	1,010	(3,457)	(6,135)	2,678
(42)	Investments	(95)	(2,931)	2,836	(359)	(2,982)	2,623
13	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	1	192	(191)	22	230	(208)
(300)	Other cash flow related to capital expenditure, investments and disposals	(339)	(117)	(222)	(732)	(76)	(656)
96	Free cash flow	134	(2,700)	2,834	(692)	(296)	(396)
1,198	Borrowings (repayment) of debt related to financing activities	507	(31)	538	970	(153)	1,123
3,359	Changes in short and long-term financial debt	372	(1,432)	1,804	3,279	(2,095)	5,374
(213)	Repayment of lease liabilities	(214)	(255)	41	(676)	(652)	(24)
(1,537)	Dividends paid and changes in non-controlling interests and reserves	(423)	(1,719)	1,296	(1,960)	(3,244)	1,284
(17)	Effect of changes in consolidation, exchange differences and cash and cash equivalent	(24)	16	(40)	(36)	18	(54)
2,886	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	352	(6,121)	6,473	885	(6,422)	7,307
1,148	Adjusted net cash before changes in working capital at replacement cost	1,774	2,573	(799)	5,144	9,162	(4,018)

IIQ		IIIQ			Nine months
2020	(€ million)	2020	2019	Change	2020	2019	Change
96	Free cash flow	134	(2,700)	2,834	(692)	(296)	(396)
(213)	Repayment of lease liabilities	(214)	(255)	41	(676)	(652)	(24)
(1)	Net borrowings of acquired companies				(67)		(67)
	Net borrowings of divested companies		13	(13)		13	(13)
246	Exchange differences on net borrowings and other changes	307	(179)	486	347	(241)	588
(1,537)	Dividends paid and changes in non-controlling interest and reserves	(423)	(1,719)	1,296	(1,960)	(3,244)	1,284
(1,409)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(196)	(4,840)	4,644	(3,048)	(4,420)	1,372
	IFRS 16 first application effect					(5,759)	5,759
213	Repayment of lease liabilities	214	255	(41)	676	652	24
(94)	New leases subscription of the period and other changes	100	(341)	441	(356)	(701)	345
119	Change in lease liabilities	314	(86)	400	320	(5,808)	6,128
(1,290)	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	118	(4,926)	5,044	(2,728)	(10,228)	7,500

Net cash provided by operating activities in the nine months of 2020 was €3,834 million, 56% lower than the same period of the previous year due to a deteriorated scenario and the circumstance that the 2019 amount included higher dividends paid by the JV Vår Energi (€1,047 million in 2019 vs. €232 million in the current period).

Changes in working capital in the nine months of 2020 were positive for €614 million mainly driven by a reduction in the book value of inventories due to the alignment to their net realizable values at period-end and despite a lower amount of trade receivables due in subsequent reporting periods divested to financing institutions compared to the fourth quarter 2019 (-€1.2 billion).

Adjusted cash flow was €5,144 million (€1,774 million in the quarter) 44% lower than the same period of the previous year. This Non-GAAP measure includes net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses and provisions for extraordinary credit losses and other charges, as well as from the third quarter 2020 considering the high market volatility, changes in fair value of commodity derivatives lacking the formal criteria to be designated as hedges, for which the underlying transactions are expected to occur in future reporting periods. The reduction from the nine months 2019 is due to scenario effects of -€4.8 billion, including the impact of dividends from equity accounted entities, operational impacts associated with the COVID-19 for -€0.9 billion, while the underlying performance was a positive of €1.7 billion.

The Group cash tax rate was 29% (33% in the nine months of 2019).

A reconciliation of adjusted net cash before changes in working capital at replacement cost to net cash provided by operating activities for the third quarter and nine-months period of 2020 is provided below:

	IIIQ			Nine months
(€ million)	2020	2019	Change	2020	2019	Change
Net cash provided by operating activities	1,456	2,055	(599)	3,834	8,667	(4,833)
Changes in working capital related to operations	74	438	(364)	(614)	972	(1,586)
Exclusion of commodity derivatives	277	(29)	306	389	(240)	629
Exclusion of inventory holding (gains) losses	(7)	109	(116)	1,387	(237)	1,624
Provisions for extraordinary credit losses and other charges	(26)			148
Adjusted net cash before changes in working capital at replacement cost	1,774	2,573	(799)	5,144	9,162	(4,018)

Cash outflows for capital expenditure and investments were €3,816 million, including the acquisition of the control of the Evolvere company and of minority interests in Finproject and in Novis Renewables Holdings, as well as capital contributions made to certain equity-accounted entities engaged in the execution of projects of Eni’s interest. Net of the above-mentioned non-organic items and of utilization of trade advances cashed by Egyptian partners in previous reporting periods in relation to the financing of the Zohr project (€0.26 billion), net capital expenditures amounted to €3.76 billion, 33% lower than the same period of 2019 leveraging the curtailments implemented by the management following a review of the industrial plan 2020-2021 in response to the pandemic COVID-19 crisis. In the nine months of 2020 net capex were fully funded by the adjusted cash flow.

Summarized Group Balance Sheet

(€ million)	Sept. 30, 2020	Dec. 31, 2019	Change

Fixed assets
Property, plant and equipment	55,726	62,192	(6,466)
Right of use	4,950	5,349	(399)
Intangible assets	3,025	3,059	(34)
Inventories - Compulsory stock	914	1,371	(457)
Equity-accounted investments and other investments	8,130	9,964	(1,834)
Receivables and securities held for operating purposes	1,264	1,234	30
Net payables related to capital expenditure	(1,473)	(2,235)	762
	72,536	80,934	(8,398)
Net working capital
Inventories	4,031	4,734	(703)
Trade receivables	6,968	8,519	(1,551)
Trade payables	(7,736)	(10,480)	2,744
Net tax assets (liabilities)	(3,500)	(1,594)	(1,906)
Provisions	(13,225)	(14,106)	881
Other current assets and liabilities	(1,597)	(1,864)	267
	(15,059)	(14,791)	(268)
Provisions for employee post-retirements benefits	(1,109)	(1,136)	27
Assets held for sale including related liabilities	18	18
CAPITAL EMPLOYED, NET	56,386	65,025	(8,639)

Eni's shareholders equity	36,460	47,839	(11,379)
Non-controlling interest	73	61	12
Shareholders' equity	36,533	47,900	(11,367)
Net borrowings before lease liabilities ex IFRS 16	14,525	11,477	3,048
Lease liabilities	5,328	5,648	(320)
- of which Eni working interest	3,588	3,672	(84)
- of which Joint operators' working interest	1,740	1,976	(236)
Net borrowings after lease liabilities ex IFRS 16	19,853	17,125	2,728
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	56,386	65,025	(8,639)
Leverage before lease liabilities ex IFRS 16	0.40	0.24	0.16
Leverage after lease liabilities ex IFRS 16	0.54	0.36	0.18
Gearing	0.35	0.26	0.09

•	As of September 30, 2020, fixed assets decreased by €8,398 million mainly due to: (i) impairment losses and amortization and depletion charges taken at PP&E, as well as negative currency translation differences partly offset by capex incurred in the period; (ii) a reduction in the book value of equity accounted investments and other investments driven by losses incurred at the main equity-accounted entities (Vår Energi and ADNOC Refining); (iii) the write-down of compulsory stock following a decline in crude oil and product prices.

•	Net working capital (-€15,059 million) decreased by €268 million mainly driven by a lower value of oil and products inventories due to the alignment of the book value to market prices at the period-end (-€703 million), the write-off of deferred tax assets due to a deteriorated profitability outlook, partly offset by a higher balance between trade payable paid and trade receivables cashed (approximately up by €1.2 billion) and reduced provisions mainly due to utilizations with respect to the incurrence of expenses.

•	Shareholders’ equity (€36,533 million) decreased by €11,367 million compared to December 31, 2019 due to the net loss for the period (-€7,833 million), the payment of dividends to Eni’s shareholders (€1,965 million related to the 2019 final dividend and the 2020 interim dividend) as well as negative foreign currency translation differences (-€1,806 million) reflecting the depreciation of the dollar vs. the euro as of September 30, 2020 vs. December 31, 2019, partly offset by a positive change in the cash flow hedge reserve (+€271 million).

•	Net borrowings[4] as of September 30, 2020 were €19,853 million increasing by €2,728 million from 2019. When excluding the lease liabilities, net borrowings were re-determined at €14,525 million increasing by €3,048 million.

•	Leverage[5] – the ratio of the borrowings to total equity - was 0.54 at September 30, 2020. The impact of the lease liability pertaining to joint operators in Eni-led upstream unincorporated joint ventures weighted on leverage for 4 points. Excluding the impact of IFRS 16 altogether, leverage would be 0.40.

4 Details on net borrowings are furnished on page 31.

5 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 23 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the third quarter and the nine months of 2020 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis. Results and cash flow are presented for the second and third quarter of 2020, the nine months of 2020 and for the third quarter and the nine months of 2019. Information on the Company’s financial position relates to end of the periods as of September 30, 2020 and December 31, 2019.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2019 Annual Report on Form 20-F filed with the US SEC on April 2, 2020, which investors are urged to read.

Effective January 1, 2020, Eni has updated the conversion rate of gas produced to 5,310 cubic feet of gas equals 1 barrel of oil (it was 5,408 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in volumes and Eni’s gas properties that took place in the last years and was assessed by collecting data on the heating power of gas in Eni’s gas fields currently on stream. The effect of this update on production expressed in boe was 16 kboe/d for the third quarter and nine months. For the sake of comparability also production of the first and the second quarter of 2020 was restated resulting in an effect equal to that of the third quarter. Other per-boe indicators were only marginally affected by the update (e.g. realized prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

The Group’s new segment information

Effective July 1, 2020, Eni’s management has redesigned the macro-organizational structure of the Group, in line with its new long-term strategy, disclosed on February 2020 to the market and aimed at transforming the Company into a leader in the production and marketing of decarbonized energy products.

The new organization is based on two new business groups:

•	Natural Resources, to build up the value of Eni’s oil & gas upstream portfolio, with the objective of reducing its carbon footprint by scaling up energy efficiency and expanding production in the natural gas business, and its position in the wholesale market. Furthermore, it will focus its actions on the development of carbon capture and compensation projects. The business group will incorporate the Company’s oil & gas exploration, development and production activities, natural gas wholesale via pipeline and LNG. In addition, it will include forests conservation (REDD+) and carbon storage projects. The company Eni Rewind (environmental activities), will also be consolidated in this business Group.

•	Energy Evolution will focus on the evolution of the businesses of power generation, transformation and marketing of products from fossil to bio, blue and green. In particular, it will focus on growing power generation from renewable energy and biomethane, it will coordinate the bio and circular evolution of the Company’s refining system and chemical business, and it will further develop Eni’s retail portfolio, providing increasingly more decarbonized products for mobility, household consumption and small enterprises. The business group will incorporate the activities of power generation from natural gas and renewables, the refining and chemicals businesses, Retail Gas&Power and mobility Marketing. The companies Versalis (chemical products) and Eni gas e luce will also be consolidated in this business Group.

In re-designing the Group’s segment information for financial reporting purposes, the management evaluated that the components of the Company whose operating results are regularly reviewed by the Chief Operating Decision Maker (CEO) to make decisions about the allocation of resources and to assess performances would continue being the single business units which are comprised in the two newly-established business groups, rather than the two groups themselves. Therefore, in order to comply with the provisions of the international reporting standard that regulates the segment reporting (IFRS 8), the new reportable segments of Eni, substantially confirming the pre-existing setup, are identified as follows:

•	Exploration & Production: research, development and production of oil, condensates and natural gas, forestry conservation (REDD+) and CO2 capture and storage projects.

•	Global Gas and LNG Portfolio (GGP): supply and sale of wholesale natural gas by pipeline, international transport and purchase and marketing of LNG. It includes gas trading activities finalized to hedging and stabilizing the trade margins, as well as optimising the gas asset portfolio.

•	Refining & Marketing and Chemicals: supply, processing, distribution and marketing of fuels and chemicals. The results of the Chemicals segment were aggregated with the Refining & Marketing performance in a single reportable segment, because these two operating segments have similar economic returns. It comprises the activities of trading oil and products with the aim to execute the transactions on the market in order to balance the supply and stabilize and cover the commercial margins.

•	Retail gas & power and generation of electricity from traditional/renewable sources. Retail sales of gas, electricity and related services, production and wholesale sales of electricity from thermoelectric and renewable plants. It includes trading activities of CO2 emission certificates and forward sale of electricity with a view to hedging/optimising the margins of the electricity.

•	Corporate and Other activities: includes the main business support functions, in particular holding, central treasury, IT, human resources, real estate services, captive insurance activities, research and development, new technologies, business digitalization and the environmental activity developed by the subsidiary Eni Rewind.

According to the requirements of IFRS 8, the new Eni information segment has been effective since January 1, 2020; therefore, the results of the first and second quarter of 2020 and the 2019 comparative periods have been restated to adjust them to the change of the segment information, as follows:

2020	First quarter		Second quarter		Third quarter		Nine months
	As published	As restated	As published	As restated	previous segmentation	new segmentation	previous segmentation	new segmentation
Adjusted operating profit (loss)	1,307	1,307	(434)	(434)	537	537	1,410	1,410
of which: E&P	1,037	1,037	(807)	(807)	515	515	745	745
G&P	431		218		125		774
GGP		233		130		64		427
Refining & Marketing and Chemicals	16	16	73	73	21	21	110	110
EGL, Power, Renewables		191		85		57		333
Corporate and other activities	(211)	(204)	(138)	(135)	(88)	(84)	(437)	(423)
Impact of unrealized intragroup profit elimination and other consolidation adjustments	34	34	220	220	(36)	(36)	218	218

2019	First half		Third quarter		Fourth quarter		Full year
	As published	As restated	As published	As restated	As published	As restated	As published	As restated
Adjusted operating profit (loss)	4,633	4,633	2,159	2,159	1,805	1,805	8,597	8,597
of which: E&P	4,448	4,448	2,141	2,141	2,051	2,051	8,640	8,640
G&P	378		89		118		585
GGP		170		69		(46)		193
Refining & Marketing and Chemicals	33	33	149	149	(161)	(161)	21	21
EGL, Power, Renewables		199		15		156		370
Corporate and other activities	(264)	(255)	(149)	(144)	(211)	(203)	(624)	(602)
Impact of unrealized intragroup profit elimination and other consolidation adjustments	38	38	(71)	(71)	8	8	(25)	(25)

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the third quarter and nine months of 2020 (unaudited) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Adjusted net cash before changes in working capital at replacement cost

Adjusted net cash is defined as net cash provided from operating activities before changes in working capital at replacement cost and excluding certain non-recurring charges such as extraordinary credit allowances and, from the third quarter 2020, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Third Quarter 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power, Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	514	(205)	(22)	43	(111)	1	220
Exclusion of inventory holding (gains) losses			30			(37)	(7)
Exclusion of special items:
environmental charges			13				13
impairment losses (impairment reversals), net	(24)		14	(1)	7		(4)
net gains on disposal of assets			(2)				(2)
risk provisions	22				4		26
provision for redundancy incentives	7	1	4	26	15		53
commodity derivatives		318	(27)	(14)			277
exchange rate differences and derivatives	7	(93)	(1)	3			(84)
other	(11)	43	12		1		45
Special items of operating profit (loss)	1	269	13	14	27		324
Adjusted operating profit (loss)	515	64	21	57	(84)	(36)	537
Net finance (expense) income (a)	(102)		1		(88)		(189)
Net income (expense) from investments (a)	58	2	(61)	(3)	(23)		(27)
Income taxes (a)	(402)	(3)	(18)	(15)	(44)	10	(472)
Tax rate (%)							147.0
Adjusted net profit (loss)	69	63	(57)	39	(239)	(26)	(151)
of which:
- Adjusted net profit (loss) of non-controlling interest							2
- Adjusted net profit (loss) attributable to Eni's shareholders							(153)
Reported net profit (loss) attributable to Eni's shareholders							(503)
Exclusion of inventory holding (gains) losses							(5)
Exclusion of special items							355
Adjusted net profit (loss) attributable to Eni's shareholders							(153)
(a) Excluding special items.

(€ million)
Third Quarter 2019	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power, Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,162	(80)	(8)	(9)	(153)	(51)	1,861
Exclusion of inventory holding (gains) losses			129			(20)	109
Exclusion of special items:
environmental charges			35		41		76
impairment losses (impairment reversals), net	4		28		1		33
net gains on disposal of assets	(1)						(1)
risk provisions	2		(20)		23		5
provision for redundancy incentives	6		7	1	2		16
commodity derivatives		(5)	(55)	31			(29)
exchange rate differences and derivatives		105	(11)	(8)			86
other	(32)	49	44		(58)		3
Special items of operating profit (loss)	(21)	149	28	24	9		189
Adjusted operating profit (loss)	2,141	69	149	15	(144)	(71)	2,159
Net finance (expense) income (a)	(119)		(18)		(49)		(186)
Net income (expense) from investments (a)	50	(17)	2	(1)	8		42
Income taxes (a)	(1,267)	(14)	(51)	(5)	75	24	(1,238)
Tax rate (%)							61.4
Adjusted net profit (loss)	805	38	82	9	(110)	(47)	777
of which:
- Adjusted net profit (loss) of non-controlling interest							1
- Adjusted net profit (loss) attributable to Eni's shareholders							776
Reported net profit (loss) attributable to Eni's shareholders							523
Exclusion of inventory holding (gains) losses							77
Exclusion of special items							176
Adjusted net profit (loss) attributable to Eni's shareholders							776
(a) Excluding special items.

(€ million)
Nine months 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power, Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	(1,164)	(42)	(2,324)	256	(512)	231	(3,555)
Exclusion of inventory holding (gains) losses			1,400			(13)	1,387
Exclusion of special items:
environmental charges	1		74				75
impairment losses (impairment reversals), net	1,657		1,070	5	13		2,745
net gains on disposal of assets	1		(5)		(2)		(6)
risk provisions	107				6		113
provision for redundancy incentives	17	2	9	27	36		91
commodity derivatives		469	(125)	45			389
exchange rate differences and derivatives	7	(100)	(15)				(108)
other	119	98	26		36		279
Special items of operating profit (loss)	1,909	469	1,034	77	89		3,578
Adjusted operating profit (loss)	745	427	110	333	(423)	218	1,410
Net finance (expense) income (a)	(271)		(6)	(1)	(439)		(717)
Net income (expense) from investments (a)	101	(11)	(90)	4	(69)		(65)
Income taxes (a)	(1,079)	(126)	(55)	(102)	(14)	(55)	(1,431)
Tax rate (%)							227.9
Adjusted net profit (loss)	(504)	290	(41)	234	(945)	163	(803)
of which:
- Adjusted net profit (loss) of non-controlling interest							5
- Adjusted net profit (loss) attributable to Eni's shareholders							(808)
Reported net profit (loss) attributable to Eni's shareholders							(7,838)
Exclusion of inventory holding (gains) losses							986
Exclusion of special items							6,044
Adjusted net profit (loss) attributable to Eni's shareholders							(808)
(a) Excluding special items.

(€ million)
Nine months 2019	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power, Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	6,587	150	324	99	(439)	(111)	6,610
Exclusion of inventory holding (gains) losses			(315)			78	(237)
Exclusion of special items:
environmental charges			120		32		152
impairment losses (impairment reversals), net	26		315		3		344
net gains on disposal of assets	(21)		(3)				(24)
risk provisions	(10)				21		11
provision for redundancy incentives	9	1	8	3	4		25
commodity derivatives		(256)	(109)	125			(240)
exchange rate differences and derivatives	6	158	(18)	(13)			133
other	(8)	186	(140)		(20)		18
Special items of operating profit (loss)	2	89	173	115	40		419
Adjusted operating profit (loss)	6,589	239	182	214	(399)	(33)	6,792
Net finance (expense) income (a)	(322)	1	(30)		(380)		(731)
Net income (expense) from investments (a)	198	(24)	9	7	25		215
Income taxes (a)	(3,857)	(66)	(91)	(66)	136	3	(3,941)
Tax rate (%)							62.8
Adjusted net profit (loss)	2,608	150	70	155	(618)	(30)	2,335
of which:
- Adjusted net profit (loss) of non-controlling interest							5
- Adjusted net profit (loss) attributable to Eni's shareholders							2,330
Reported net profit (loss) attributable to Eni's shareholders							2,039
Exclusion of inventory holding (gains) losses							(167)
Exclusion of special items							458
Adjusted net profit (loss) attributable to Eni's shareholders							2,330
(a) Excluding special items.

(€ million)
Second Quarter 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power, Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	(2,393)	62	(392)	113	(152)	82	(2,680)
Exclusion of inventory holding (gains) losses			(321)			138	(183)
Exclusion of special items:
environmental charges	1		46				47
impairment losses (impairment reversals), net	1,484		917	5	2		2,408
net gains on disposal of assets					(2)		(2)
risk provisions	58				3		61
provision for redundancy incentives	5		2		9		16
commodity derivatives		59	(183)	(33)			(157)
exchange rate differences and derivatives	1	(56)	(7)				(62)
other	37	65	11		5		118
Special items of operating profit (loss)	1,586	68	786	(28)	17		2,429
Adjusted operating profit (loss)	(807)	130	73	85	(135)	220	(434)
Net finance (expense) income (a)	(54)		1	(1)	(14)		(68)
Net income (expense) from investments (a)	102	(4)	(19)	(1)	(43)		35
Income taxes (a)	(26)	(71)	25	(27)	(91)	(56)	(246)
Tax rate (%)							(52.7)
Adjusted net profit (loss)	(785)	55	80	56	(283)	164	(713)
of which:
- Adjusted net profit (loss) of non-controlling interest							1
- Adjusted net profit (loss) attributable to Eni's shareholders							(714)
Reported net profit (loss) attributable to Eni's shareholders							(4,406)
Exclusion of inventory holding (gains) losses							(127)
Exclusion of special items							3,819
Adjusted net profit (loss) attributable to Eni's shareholders							(714)
(a) Excluding special items.

Breakdown of special items

IIQ		IIIQ		Nine months
2020	(€ million)	2020	2019	2020	2019
47	Environmental charges	13	76	75	152
2,408	Impairment losses (impairment reversals), net	(4)	33	2,745	344
(2)	Net gains on disposal of assets	(2)	(1)	(6)	(24)
61	Risk provisions	26	5	113	11
16	Provisions for redundancy incentives	53	16	91	25
(157)	Commodity derivatives	277	(29)	389	(240)
(62)	Exchange rate differences and derivatives	(84)	86	(108)	133
118	Other	45	3	279	18
2,429	Special items of operating profit (loss)	324	189	3,578	419
50	Net finance (income) expense	86	(86)	84	(79)
	of which:
62	- exchange rate differences and derivatives reclassified to operating profit (loss)	84	(86)	108	(133)
524	Net income (expense) from investments	(85)	(31)	1,256	(4)
	of which:
299	- impairment/revaluation of equity investments	(57)		837
816	Income taxes	30	104	1,126	122
3,819	Total special items of net profit (loss)	355	176	6,044	458

Analysis of Profit and Loss account items

Sales from operations

IIQ		IIIQ			Nine months
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
2,557	Exploration & Production	3,344	5,908	(43)	10,095	17,432	(42)
1,140	Global Gas & LNG Portfolio	1,233	2,156	(43)	4,853	9,343	(48)
4,698	Refining & Marketing and Chemicals	6,635	10,962	(39)	18,783	32,641	(42)
1,298	EGL, Power, Renewables	1,467	1,452	1	5,414	6,201	(13)
365	Corporate and other activities	365	423	(14)	1,113	1,187	(6)
(1,901)	Consolidation adjustments	(2,718)	(4,215)		(7,902)	(13,138)
8,157		10,326	16,686	(38)	32,356	53,666	(40)

Operating expenses

IIQ		IIIQ			Nine months
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
5,517	Purchases, services and other	7,531	12,183	(38)	24,717	38,974	(37)
139	Impairment losses (impairment reversals) of trade and other receivables, net	3	102	(97)	214	348	(39)
704	Payroll and related costs	677	705	(4)	2,219	2,258	(2)
16	of which: provision for redundancy incentives and other	53	16		91	25
6,360		8,211	12,990	(37)	27,150	41,580	(35)

DD&A, impairments, reversals and write-off

IIQ		IIIQ			Nine months
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
1,716	Exploration & Production	1,529	1,805	(15)	4,866	5,119	(5)
31	Global Gas & LNG Portfolio	31	34	(9)	94	94
149	Refining & Marketing and Chemicals	135	152	(11)	433	457	(5)
52	EGL, Power, Renewables	54	47	15	156	137	14
37	Corporate and other activities	36	37	(3)	109	110	(1)
(8)	Impact of unrealized intragroup profit elimination	(8)	(8)		(24)	(24)
1,977	Total depreciation, depletion and amortization	1,777	2,067	(14)	5,634	5,893	(4)
2,408	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	(4)	33	..	2,745	344	..
4,385	Depreciation, depletion, amortization, impairments and reversals	1,773	2,100	(16)	8,379	6,237	34
229	Write-off of tangible and intangible assets	(36)	2	..	311	180	73
4,614		1,737	2,102	(17)	8,690	6,417	35

Income (expense) from investments

(€ million)
Nine months 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	EGL, Power, Renewables	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	(684)	(11)	(367)	4	(320)	(1,378)
Dividends	73		31			104
Other income (expense), net		(30)	(17)			(47)
	(611)	(41)	(353)	4	(320)	(1,321)

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Jun. 30, 2020	(€ million)	Sept. 30, 2020	Dec. 31, 2019	Change
27,388	Total debt	27,365	24,518	2,847
4,642	- Short-term debt	4,209	5,608	(1,399)
22,746	- Long-term debt	23,156	18,910	4,246
(6,527)	Cash and cash equivalents	(6,879)	(5,994)	(885)
(6,042)	Securities held for trading	(5,611)	(6,760)	1,149
(490)	Financing receivables held for non-operating purposes	(350)	(287)	(63)
14,329	Net borrowings before lease liabilities ex IFRS 16	14,525	11,477	3,048
5,642	Lease Liabilities	5,328	5,648	(320)
3,766	- of which Eni working interest	3,588	3,672	(84)
1,876	- of which Joint operators' working interest	1,740	1,976	(236)
19,971	Net borrowings after lease liabilities ex IFRS 16	19,853	17,125	2,728
38,839	Shareholders' equity including non-controlling interest	36,533	47,900	(11,367)
0.37	Leverage before lease liability ex IFRS 16	0.40	0.24	0.16
0.51	Leverage after lease liability ex IFRS 16	0.54	0.36	0.18

Pro-forma leverage

(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings after lease liabilities ex IFRS 16	19,853	1,740	18,113

Shareholders' equity including non-controlling interest	36,533		36,533

Pro-forma leverage	0.54		0.50

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Net borrowings are calculated under CONSOB provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Consolidated financial statements

BALANCE SHEET

(€ million)
	Sept. 30, 2020	Dec. 31, 2019
ASSETS
Current assets
Cash and cash equivalents	6,879	5,994
Other financial activities held for trading	5,611	6,760
Other financial assets	424	384
Trade and other receivables	10,763	12,873
Inventories	4,031	4,734
Income tax assets	202	192
Other assets	2,473	3,972
	30,383	34,909
Non-current assets
Property, plant and equipment	55,726	62,192
Right of use assets	4,950	5,349
Intangible assets	3,025	3,059
Inventory - compulsory stock	914	1,371
Equity-accounted investments	7,226	9,035
Other investments	904	929
Other financial assets	1,219	1,174
Deferred tax assets	4,588	4,360
Income tax assets	169	173
Other assets	980	871
	79,701	88,513
Assets held for sale	18	18
TOTAL ASSETS	110,102	123,440
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	3,003	2,452
Current portion of long-term debt	1,206	3,156
Current portion of long-term lease liabilities	856	889
Trade and other payables	12,054	15,545
Income taxes payable	301	456
Other liabilities	6,115	7,146
	23,535	29,644
Non-current liabilities
Long-term debt	23,156	18,910
Long-term lease liabilities	4,472	4,759
Provisions for contingencies	13,225	14,106
Provisions for employee benefits	1,109	1,136
Deferred tax liabilities	5,955	4,920
Income taxes payable	456	454
Other liabilities	1,661	1,611
	50,034	45,896
Liabilities directly associated with assets held for sale
TOTAL LIABILITIES	73,569	75,540
SHAREHOLDERS' EQUITY
Non-controlling interest	73	61
Eni shareholders' equity:
Share capital	4,005	4,005
Retained earnings	34,478	37,436
Cumulative currency translation differences	5,403	7,209
Other reserves	1,422	1,564
Treasury shares	(581)	(981)
Interim dividend	(429)	(1,542)
Net profit (loss)	(7,838)	148
Total Eni shareholders' equity	36,460	47,839
TOTAL SHAREHOLDERS' EQUITY	36,533	47,900
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	110,102	123,440

GROUP PROFIT AND LOSS ACCOUNT

IIQ		IIIQ		Nine months
2020	(€ million)	2020	2019	2020	2019
	REVENUES
8,157	Sales from operations	10,326	16,686	32,356	53,666
247	Other income and revenues	194	275	654	919
8,404	Total revenues	10,520	16,961	33,010	54,585
	OPERATING EXPENSES
(5,517)	Purchases, services and other	(7,531)	(12,183)	(24,717)	(38,974)
(139)	Impairment reversals (impairment losses) of trade and other receivables, net	(3)	(102)	(214)	(348)
(704)	Payroll and related costs	(677)	(705)	(2,219)	(2,258)
(110)	Other operating (expense) income	(352)	(8)	(725)	22
(1,977)	Depreciation, Depletion and Amortization	(1,777)	(2,067)	(5,634)	(5,893)
(2,408)	Impairment reversals (impairment losses) of tangible and intangible and right of use assets, net	4	(33)	(2,745)	(344)
(229)	Write-off of tangible and intangible assets	36	(2)	(311)	(180)
(2,680)	OPERATING PROFIT (LOSS)	220	1,861	(3,555)	6,610
	FINANCE INCOME (EXPENSE)
808	Finance income	1,023	1,005	3,176	2,425
(1,078)	Finance expense	(1,505)	(1,085)	(4,101)	(3,114)
92	Net finance income (expense) from financial assets held for trading	25	43	18	121
60	Derivative financial instruments	182	(63)	106	(84)
(118)		(275)	(100)	(801)	(652)
	INCOME (EXPENSE) FROM INVESTMENTS
(528)	Share of profit (loss) of equity-accounted investments	26	3	(1,378)	55
39	Other gain (loss) from investments	32	70	57	164
(489)		58	73	(1,321)	219
(3,287)	PROFIT (LOSS) BEFORE INCOME TAXES	3	1,834	(5,677)	6,177
(1,118)	Income taxes	(504)	(1,310)	(2,156)	(4,133)
(4,405)	Net profit (loss)	(501)	524	(7,833)	2,044
	attributable to:
(4,406)	- Eni's shareholders	(503)	523	(7,838)	2,039
1	- Non-controlling interest	2	1	5	5

	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
(1.23)	- basic	(0.14)	0.15	(2.19)	0.57
(1.23)	- diluted	(0.14)	0.15	(2.19)	0.57
	Weighted average number of shares outstanding (million)
3,572.5	- basic	3,572.5	3,590.5	3,572.5	3,597.4
3,574.8	- diluted	3,575.4	3,593.3	3,575.4	3,600.1

COMPREHENSIVE INCOME (LOSS)

	IIIQ		Nine months
(€ million)	2020	2019	2020	2019
Net profit (loss)	(501)	524	(7,833)	2,044
Items that are not reclassified to profit or loss in later periods			8
Change in the fair value of interests with effects on other comprehensive income			8
Items that may be reclassified to profit in later periods	(1,363)	1,638	(1,569)	1,562
Currency translation differences	(1,642)	1,481	(1,806)	1,801
Change in the fair value of cash flow hedging derivatives	394	246	271	(318)
Share of other comprehensive income on equity-accounted entities		(18)	46	(13)
Taxation	(115)	(71)	(80)	92
Total other items of comprehensive income (loss)	(1,363)	1,638	(1,561)	1,562
Total comprehensive income (loss)	(1,864)	2,162	(9,394)	3,606
attributable to:
- Eni's shareholders	(1,866)	2,161	(9,399)	3,601
- Non-controlling interest	2	1	5	5

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2019		51,069
Total comprehensive income (loss)	3,606
Dividends paid to Eni's shareholders	(3,018)
Dividends distributed by consolidated subsidiaries	(3)
Buy-back program	(229)
Reimbursement to third party shareholders	(1)
Other changes	47
Total changes		402
Shareholders' equity at September 30, 2019		51,471
attributable to:
- Eni's shareholders		51,413
- Non-controlling interest		58

Shareholders' equity at December 31, 2019		47,900
Total comprehensive income (loss)	(9,394)
Dividends paid to Eni's shareholders	(1,965)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	(5)
Total changes		(11,367)
Shareholders' equity at September 30, 2020		36,533
attributable to:
- Eni's shareholders		36,460
- Non-controlling interest		73

GROUP CASH FLOW STATEMENT

IIQ		IIIQ		Nine months
2020	(€ million)	2020	2019	2020	2019
(4,405)	Net profit (loss)	(501)	524	(7,833)	2,044
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,977	Depreciation, depletion and amortization	1,777	2,067	5,634	5,893
2,408	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	(4)	33	2,745	344
229	Write-off of tangible and intangible assets	(36)	2	311	180
528	Share of (profit) loss of equity-accounted investments	(26)	(3)	1,378	(55)
(1)	Gains on disposal of assets, net	(2)	(18)	(6)	(44)
(56)	Dividend income	(32)	(54)	(104)	(143)
(44)	Interest income	(24)	(37)	(96)	(109)
227	Interest expense	210	264	668	785
1,118	Income taxes	504	1,310	2,156	4,133
(161)	Other changes	171	(91)	93	(105)
	Changes in working capital:
(716)	- inventories	17	52	1,078	(50)
1,791	- trade receivables	(523)	796	1,493	927
(981)	- trade payables	(86)	(1,028)	(2,691)	(1,901)
(303)	- provisions for contingencies	(77)	(30)	(476)	(60)
212	- other assets and liabilities	595	(228)	1,210	112
3	Cash flow from changes in working capital	(74)	(438)	614	(972)
(11)	Net change in the provisions for employee benefits	(22)	(46)	4	(11)
172	Dividends received	85	72	413	1,227
10	Interest received	(1)	37	32	69
(257)	Interest paid	(217)	(347)	(751)	(833)
(334)	Income taxes paid, net of tax receivables received	(352)	(1,220)	(1,424)	(3,736)
1,403	Net cash provided by operating activities	1,456	2,055	3,834	8,667
	Investing activities:
(940)	- tangible assets and prepaid right of use	(839)	(1,836)	(3,308)	(5,945)
(38)	- intangible assets	(50)	(63)	(149)	(190)
(10)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired			(109)
(32)	- investments	(95)	(2,931)	(250)	(2,982)
(9)	- securities held for operating purposes			(15)	(8)
(41)	- financing receivables held for operating purposes	(29)	(57)	(114)	(144)
(275)	- change in payables in relation to investing activities	(332)	(90)	(702)	(110)
(1,345)	Cash flow from investing activities	(1,345)	(4,977)	(4,647)	(9,379)
	Disposals:
11	- tangible assets	1	2	16	28
	- intangible assets		1		1
	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of		187		187
	- tax on disposals		(3)		(3)
2	- investments		5	6	17
2	- securities held for operating purposes	3		15	5
23	- financing receivables held for operating purposes	19	31	84	87
	- change in receivables in relation to disposals		(1)		94
38	Cash flow from disposals	23	222	121	416
1,198	Net change in receivables and securities not held for operating purposes	507	(31)	970	(153)
(109)	Net cash used in investing activities	(815)	(4,786)	(3,556)	(9,116)

GROUP CASH FLOW STATEMENT (continued)

IIQ		IIIQ		Nine months
2020	(€ million)	2020	2019	2020	2019
3,293	Increase in long-term debt	840	22	5,132	1,043
(1,081)	Repayments of long-term debt	(505)	(1,560)	(2,621)	(3,296)
(213)	Repayment of lease liabilities	(214)	(255)	(676)	(652)
1,147	Increase (decrease) in short-term financial debt	37	106	768	158
3,146		158	(1,687)	2,603	(2,747)
	Net capital reimbursement to non-controlling interest				(1)
(1,534)	Dividends paid to Eni's shareholders	(423)	(1,543)	(1,957)	(3,018)
(3)	Dividends paid to non-controlling interests			(3)	(3)
	Net purchase of treasury shares		(176)		(222)
1,609	Net cash used in financing activities	(265)	(3,406)	643	(5,991)
1	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(6)	1	(7)
(18)	Effect of exchange rate changes on cash and cash equivalents and other changes	(24)	22	(37)	25
2,886	Net increase (decrease) in cash and cash equivalent	352	(6,121)	885	(6,422)
3,641	Cash and cash equivalents - beginning of the period	6,527	10,554	5,994	10,855
6,527	Cash and cash equivalents - end of the period	6,879	4,433	6,879	4,433

SUPPLEMENTAL INFORMATION

IIQ		IIIQ		Nine months
2020	(€ million)	2020	2019	2020	2019
	Investment of consolidated subsidiaries and businesses
1	Current assets			15
11	Non-current assets			182
(1)	Cash and cash equivalents (net borrowings)			(64)
(2)	Current and non-current liabilities			(11)
9	Net effect of investments			122
1	Non-controlling interest			(10)
10	Purchase price			112
	less:
	Cash and cash equivalents			(3)
10	Investment of consolidated subsidiaries and businesses net of cash and cash equivalent acquired			109

	Disposal of consolidated subsidiaries and businesses
	Current assets		77		77
	Non-current assets		188		188
	Cash and cash equivalents (net borrowings)		11		11
	Current and non-current liabilities		(57)		(57)
	Net effect of disposals		219		219
	Reclassification of exchange rate differences included in other comprehensive income		(24)		(24)
	Gain (loss) on disposal		16		16
	Selling price		211		211
	less:
	Cash and cash equivalents disposed of		(24)		(24)
	Disposal of consolidated subsidiaries and businesses net of cash and cash equivalent divested		187		187

Capital expenditure

IIQ		IIIQ			Nine months
2020	(€ million)	2020	2019	% Ch.	2020	2019	% Ch.
760	Exploration & Production	673	1,559	(57)	2,691	5,221	(48)
	- acquisition of proved and unproved properties	51	24	..	51	396	(87)
76	- exploration	27	86	(69)	274	399	(31)
670	- development	583	1,431	(59)	2,323	4,388	(47)
14	- other expenditure	12	18	(33)	43	38	13
2	Global Gas & LNG Portfolio	1	4	(75)	8	8
142	Refining & Marketing and Chemicals	138	231	(40)	515	648	(21)
105	- Refining & Marketing	100	208	(52)	374	587	(36)
37	- Chemicals	38	23	65	141	61	..
70	EGL, Power, Renewables	63	88	(28)	204	221	(8)
34	- EGL	41	38	8	121	118	3
16	- Power	12	8	50	34	23	48
20	- Renewables	10	42	(76)	49	80	(39)
9	Corporate and other activities	17	21	(19)	49	47	4
(5)	Impact of unrealized intragroup profit elimination	(3)	(4)		(10)	(10)
978	Capital expenditure	889	1,899	(53)	3,457	6,135	(44)

In the nine months of 2020, capital expenditure amounted to €3,457 million (€6,135 million in the nine months of 2019), decreasing by 44% from the same period of the previous year, and mainly related to:

- development activities (€2,323 million) mainly in Egypt, Indonesia, the United Arab Emirates, Iraq, Italy, Mexico, Mozambique, the United States and Kazakhstan;

- refining activity in Italy and outside Italy (€319 million) mainly relating to the reconstruction of the EST conversion plant at the Sannazzaro refinery, the finalization of the I and II generation biomass treatment plant at the Gela biorefinery, logistic and storage services, activities to maintain plants’ integrity, as well as HSE initiatives; marketing activity (€55 million) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- initiatives relating to gas and power marketing in the retail business (€121 million).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IIQ			IIIQ		Nine months
2020			2020	2019	2020	2019
1,729	Production of oil and natural gas (a)(b)(c)	(kboe/d)	1,701	1,888	1,740	1,854
106	Italy		105	120	108	124
243	Rest of Europe		224	146	241	154
258	North Africa		253	372	254	378
266	Egypt		290	369	286	351
386	Sub-Saharan Africa		369	395	376	386
167	Kazakhstan		144	169	162	146
173	Rest of Asia		172	183	179	181
114	Americas		127	106	117	106
16	Australia and Oceania		17	28	17	28
144	Production sold (a)(c)	(mmboe)	143	162	431	464

PRODUCTION OF LIQUIDS BY REGION

IIQ			IIIQ		Nine months
2020			2020	2019	2020	2019
853	Production of liquids	(kbbl/d)	817	893	854	882
45	Italy		47	52	47	53
139	Rest of Europe		133	86	141	91
118	North Africa		107	160	114	167
58	Egypt		64	77	65	74
231	Sub-Saharan Africa		217	252	227	257
113	Kazakhstan		101	118	110	96
88	Rest of Asia		90	90	90	84
61	Americas		58	56	60	58
	Australia and Oceania			2		2

PRODUCTION OF NATURAL GAS BY REGION

IIQ			IIIQ		Nine months
2020			2020	2019	2020	2019
4,653	Production of natural gas	(mmcf/d)	4,694	5,379	4,705	5,256
324	Italy		310	364	323	384
550	Rest of Europe		481	326	532	339
742	North Africa		772	1,144	746	1,144
1,102	Egypt		1,201	1,581	1,174	1,498
822	Sub-Saharan Africa		808	776	790	699
291	Kazakhstan		232	277	275	267
451	Rest of Asia		432	506	470	523
285	Americas		367	268	305	264
86	Australia and Oceania		91	137	90	138

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (130 and 136 kboe/d in the third quarter of 2020 and 2019, respectively, 123 and 126 kboe/d in the nine months of 2020 and 2019, respectively, and  116 kboe/d in the second quarter of 2020).

(c) For further information see page 21.

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